SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 21, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications is pursuing the deployment of an independent fixed-line fiber optic based infrastructure

PARTNER COMMUNICATIONS IS PURSUING THE
DEPLOYMENT OF AN INDEPENDENT FIXED-LINE
FIBER OPTIC BASED INFRASTRUCTURE

ROSH HA'AYIN, Israel, June 21, 2016 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that the Company submitted a letter to the Director-General of the Ministry of Communications regarding the examination done by the Company of several options for deploying a nationwide independent fixed-line infrastructure using fiber optics. Over the last few weeks, the Company has been conducting economic and feasibility studies of the project.

Partner's goal would be to deploy a fiber-optic based infrastructure as part of its overall strategy to become a comprehensive telecommunications group. The independent, fiber-optic based infrastructure would allow the Company to offer faster internet services in Israel, as well as the transmission of advanced and high quality television services. Among the alternatives being considered to deploy the infrastructure, the Company is focusing on taking advantage of the passive wholesale market that allows the installation of independent fixed-line infrastructure, including using Bezeq's cable ducts.

The project’s success will require the support and assistance from the Ministry of Communications and other relevant regulatory entities.

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements include the Company's intention to deploy an independent fixed-line fiber optic based infrastructure as part of the passive wholesale market, and its expectations regarding the scope and quality of services that the Company will be able to offer its customers in the future. These statements are subject to risks, uncertainties and assumptions, including whether the independent fiber optic based infrastructure is feasible under current market and regulatory conditions, what financial impact the project's implementation would have on the Company, and the extent to which the project will expand the Company's ability to offer its customers various advanced technological and high quality services.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the "Partner" brand and the "012 Smile" brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Ziv Leitman Chief Financial Officer Tel: +972 (54) 781 4951	Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: June 21, 2016